Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 3, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by J.P. Morgan Securities LLC (the “Dealer Manager”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK

OF

ICX TECHNOLOGIES, INC.

AT

$7.55 PER SHARE

BY

INDICATOR MERGER SUB, INC.

A WHOLLY OWNED SUBSIDIARY

OF

FLIR SYSTEMS, INC.

Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“Parent”), is making an offer to purchase all outstanding shares of common stock of ICx Technologies, Inc., a Delaware corporation (the “Company”), par value $0.001 per share (the “Shares”), at a price of $7.55 per Share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, together with any amendments or supplements thereto, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 1, 2010, UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY NOVEMBER 2, 2010, SUCH SHARES MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of August 16, 2010 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The term “Minimum Condition” is defined in Section 15 of the Offer to Purchase and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described herein), together with all Shares, if any, then owned by Parent or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Section 11 of the Offer to Purchase)). By reason of the Tender and Support Agreement (as defined below), the Minimum Condition will be satisfied if all Shares subject to that agreement are tendered in the Offer.

The Merger Agreement provides, among other things, that, subject to certain conditions, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned directly or indirectly by the Company as treasury stock, Parent or the Purchaser, or any of their respective subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their dissenters’ rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined and resolved that the Merger Agreement, and the transactions contemplated thereby (including the Offer and the Merger) are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) authorized, adopted and approved the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top-Up Option), the performance by the Company of its obligations thereunder and the consummation by the Company of the Merger and the transactions contemplated thereby; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer (subject to the right of the Company Board to withdraw, modify or amend such recommendation as provided in the Merger Agreement) and vote in favor of the adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby (including the Offer and the Merger).

Certain affiliates of Wexford Capital LP (the “Wexford Entities”) have agreed to tender all of their Shares, subject to certain conditions described in the Offer to Purchase, pursuant to a Tender and Support Agreement, dated as of August 16, 2010 (the “Tender and Support Agreement”), entered into between Parent, the Purchaser and the Wexford Entities. The Wexford Entities held approximately 62% of the outstanding Shares as of September 2, 2010.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that the Purchaser may, without the Company’s consent, extend the Offer on one or more occasions for any period of up to 20 business days per extension, if at any then-scheduled expiration of the Offer, the Merger Agreement has not been terminated in accordance with its terms and any of the conditions to the Purchaser’s obligation under the Merger Agreement to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) have not been satisfied or waived. The Purchaser also may, without the Company’s consent, extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the Securities and Exchange Commission (or its staff). If requested by the Company at any scheduled expiration date, the Purchaser must extend the Offer on one or more occasions through such time as the Company may specify, if at any such scheduled expiration of the Offer any of the Offer Conditions have not been satisfied or waived, provided that, at the time of the Company’s request, the Company’s representations and warranties in the Merger Agreement are true and correct in all material respects and the Company has performed in all material respects its obligations under the Merger Agreement required to be performed by it on or prior to such date. The Purchaser will not, however, be required to extend the Offer under any circumstance beyond February 16, 2011.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 2, 2010. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2 of the Offer to Purchase) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Under the Merger Agreement, the Purchaser may, without the Company’s consent, and it must, if requested by the Company, provide a subsequent offering period (a “Subsequent Offering Period”), in accordance with Rule 14d-11 under the Exchange Act, following the Purchaser’s acceptance of Shares in the Offer if at any scheduled expiration of the Offer the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, held by the Purchaser and Parent (or any other direct or indirect wholly owned subsidiary of Parent) constitutes less than ninety percent (90%) of the outstanding Shares (assuming the exercise of the Top-Up Option in full), which represents the number of Shares required to consummate the Merger through a “short-form” merger pursuant to Delaware law. However, as long as at least a majority of Shares outstanding are tendered in the Offer (which is a condition to the Offer that cannot be waived), the Top-Up Option will allow the Purchaser to purchase a number of Shares that is sufficient to ensure that it holds ninety percent (90%) of the outstanding Shares following the Offer and such exercise of the Top-Up Option. Accordingly, the Purchaser does not expect that it will provide (or be required or permitted to provide under the Merger Agreement) a Subsequent Offering Period.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Phoenix Advisory Partners, LLC

110 Wall Street, 27th floor

New York, NY 10005

Banks and Brokers Call: (347) 578-1396

Call Toll Free: (800) 576-4314

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Call Toll Free: (877) 371-5947